SECURITIES AND EXCHANGE COMMISSION

[Release No. 30776; File No. 812-14133]

Transamerica Life Insurance Company, et al; Notice of Application

November 6, 2013

Agency: The Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "l940 Act") granting exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the 1940 Act and Rule 22c-1 thereunder.

Applicants: Transamerica Life Insurance Company ("TLIC"), Transamerica Financial Life Insurance Company ("TFLIC") (each a "Company" and collectively, the "Companies"); Separate Account VA B ("TLIC Account"), Separate Account VA BNY ("TFLIC Account") (each an "Account" and collectively, the "Accounts"); and Transamerica Capital, Inc. ("TCI"). The Companies, the Accounts and TCI are collectively referred herein as the "Applicants."

Summary of Application: The Applicants seek an order under Section 6(c) of the 1940 Act to the extent necessary to permit, under specified circumstances, the recapture of certain bonus credits applied to purchase payments made with respect to certain flexible premium variable annuity policies issued by the Companies.

Filing Date: The application was filed on March 14, 2013, and amended and restated applications were filed on June 5, 2013 and on October 11, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

December 2, 2013, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Transamerica Life Insurance Company and Separate Account VA B, Transamerica Financial Life Insurance Company and Separate Account VA BNY, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-4240; Transamerica Capital, Inc., 4600 South Syracuse Street, Suite 1100, Denver CO 80237.

For Further Information Contact: Michelle Roberts, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Applicants seek an order under Section 6(c) of the 1940 Act to the extent necessary to permit, under specified circumstances, the recapture of certain bonus credits applied to purchase payments made with respect to certain variable annuity policies, including endorsements thereto, and certificates under group policies marketed under the names "Transamerica Variable Annuity Series –X Share," "Members Variable Annuity Series – X Share," and "Partners Variable Annuity Series – X Share" ("Policies") as described in the application as well as variable annuity

policies, including endorsements thereto, and certificates under group policies issued by the

Companies in the future that are substantially similar in all respects to the Policies ("Future

Policies"). The Applicants seek to recapture bonus credits from the Policies where the bonus

credit was applied within the preceding twelve (12) months and the owner withdraws from or

surrenders the Policy and there is no surrender charge or an otherwise applicable surrender

charge (or contingent deferred sales load) is waived, because (i) an owner exercises his or her

"free look" option; (ii) a death benefit is payable; (iii) an owner annuitizes the Policy; or (iv) an

owner exercises a provision or rider providing for waiver of the surrender charge under the

Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver as

defined in the Policy. The order would also apply to any other separate accounts of the

Companies or their affiliated companies that are controlling, controlled by, or under common

control with the Companies ("Future Accounts") that support Future Policies. Applicants also

request that the order being sought extend to any Financial Industry Regulatory Authority

("FINRA") member broker-dealers which may, in the future, act as principal underwriter of such

Policies or Future Policies ("Future Underwriters") and any successors in interest[1] to the

Applicants.

2.   TLIC is a stock life insurance company organized under the laws of the state of Iowa.

TFLIC is a stock life insurance company organized under the laws of the state of New York. The

TLIC Account is registered under the 1940 Act as a unit investment trust (File No. 811-06032).

Interests in the TLIC Account offered through certain flexible premium variable annuity policies

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[1] Successors in interest is defined as any entity or entities that result from a reorganization into another
jurisdiction, a change in control or a change in the type of business organization.

have been registered under the Securities Act of 1933 ("1933 Act") on Form N-4 (File No. 333-185573).

3.   The TFLIC Account is registered under the Act as a unit investment trust (File No. 811-08750). Interests in the TFLIC Account offered through certain flexible premium variable annuity policies have been registered under the 1933 Act on Form N-4 (File No. 333-185574).

4.   Each Account is comprised of subaccounts established to receive and invest net purchase payments under the Policies (each a "Subaccount").

5.   TCI, an affiliate of the Companies, is the principal underwriter and the distributor of the Policies for the Accounts. TCI is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of FINRA.

6.   TLIC issues the Policies in all states except New York. TFLIC issues the Policies only in New York. The Policies provide for accumulation of values on a variable basis, fixed basis, or both during the accumulation period, and may provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Policies may be purchased on a non-qualified tax basis. The Policies may also be purchased and used in connection with plans qualifying for favorable federal income tax treatment.

7.   The owner determines in the application or transmittal form for a Policy how the net premium payments will be allocated among the Subaccounts of the Accounts and any available guaranteed period options or dollar cost averaging options of the fixed account. The policy value will vary with the investment performance of the Subaccounts selected, and the owner bears the entire risk for amounts allocated to an Account.

8.   For each premium payment an owner makes, the Companies may add a bonus credit equal to a percentage of the premium payment to the owner's policy value. The Companies do

not assess a specific charge for the bonus credit. The Companies expect to use a portion of the mortality and expense risk charge, the administrative fee, and/or the surrender charge to pay for the bonus credit. The credit percentage is determined by the annuitant's age at the time of each premium payment. Currently, the bonus credit as a percentage of each premium payment equals 5.5% (ages 0-59), 5.0% (ages 60-69), 4.0% (ages 70-79) and 2.0% (ages 80+). The percentage could vary based on state laws. The Companies may vary the bonus credit percentage from premium to premium and/or based on the annuitant's attained age at the time a premium payment is made, but the bonus credit will never be less than 0.25% nor more than 7%.

9.   An owner may return his or her Policy for a refund. This is called the "Right to Cancel Period" or "Free Look Right." An owner will generally have 10 days to return his or her Policy depending on the state where the Policy is issued. The Companies will not assess surrender charges against a Policy returned during the Right to Cancel Period.

10.   Under the Policies, each Company will pay a death benefit under certain circumstances. The Policies also offer an optional Additional Death Distribution rider and an Additional Death Distribution+ rider which pay an additional death benefit amount when a death benefit is payable during the accumulation phase. A discussion of the death benefits offered under the Policies is included in the application. The Applicants may add other optional death benefit riders to the Policies in the future.

11.   Policy owners may select one of several optional living benefits. The Policies offer three guaranteed lifetime withdrawal benefits, which guarantee a minimum amount may be withdrawn annually from the Policy for the lifetime of the annuitant, regardless of market performance and even if these withdrawals reduce the policy value to zero. The Policies also offer the Guaranteed Principal Solution Rider, which provides a guaranteed minimum accumulation benefit and a guaranteed minimum withdrawal benefit. The guaranteed minimum accumulation benefit guarantees that the

policy value will equal a specified value on a specified future date. A discussion of the features of the Policies, including the optional living benefits, is included in the application. The Applicants may add other living benefit riders to the Policies in the future.

12.   An owner may transfer policy values. Transfers may be limited, or a charge may apply. Transfers and withdrawals from a guaranteed period option of the fixed account prior to the end of the guaranteed period are generally subject to an excess interest adjustment (except for policies issued in New York by TFLIC). This adjustment will also be made to amounts that an owner applies to an annuity payment option.

13.   An owner may surrender a Policy or make a partial withdrawal from the policy value during the Accumulation Period. If an owner surrenders a Policy or takes a partial withdrawal, a Company may deduct a surrender charge to compensate it for expenses relating to sales, including commissions to registered representatives and other promotional expenses. An owner generally may be permitted to withdraw certain limited amounts free of a surrender charge. The following charts show the surrender charges that apply to the Policies:

Number of Years Since Premium Payment Date	Surrender Charge (as a Percentage of Premium Payment Withdrawn)
1	9%
2	8%
3	7%
4	6%
5	5%
6	4%
7	3%
8	2%
9	1%
10 +	0%

A Company will waive the surrender charges if an owner withdraws money under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver. Those riders are discussed in the application.

14.   In states where permitted, if an owner takes a surrender or withdrawal under the Nursing Care and Terminal Condition Withdrawal Option or Unemployment Waiver, the Company will reduce the amount of the surrender value by the total bonus credits the Company credited to an owner's policy value during the 12 months before the surrender or withdrawal.

15.   The owner may elect or change an annuity payment option during the lifetime of the annuitant. The first annuity payment will be made as of the annuity commencement date. The owner generally may change the annuity commencement date, subject to specified limits.

The amount of each annuity payment under the annuity payment options will depend on the sex (if allowed) and age of the annuitant (or annuitants) at the time the first payment is due and the payment option.

16.   The Companies deduct various fees and charges, which may include a daily mortality and expense risk fee; a daily administrative charge; an annual service or policy charge; premium taxes; surrender charges (contingent deferred sales loads); and fees for optional benefits or riders.

<u>Applicants' Legal Analysis:</u>

1.   Section 6(c) authorizes the Commission, by order upon application, to conditionally or unconditionally grant an exemption from any provision, rule or regulation of the 1940 Act to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   Applicants request exemptions for the Policies described in the application, and for Future Policies that are substantially similar in all material respects to the Policies described herein, from Sections 2(a)(32), 22(c) and 27(i)(2)(a) of the Act, and Rule 22c-1 thereunder, pursuant to Section 6(c), to the extent necessary to recapture the bonus credit applied to a premium payment within the preceding twelve (12) months when the owner withdraws from or surrenders the Policy and there is no surrender charge, or an otherwise applicable surrender charge (or contingent deferred sales load) is waived, because: (i) an owner exercises his or her "free-look" option, (ii) a death

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benefit is payable, (iii) an owner annuitizes the Policy; or (iv) an owner exercises a provision or rider providing for the waiver of the surrender charge under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver as defined in the Policy.

3.   Section 27(i) provides that Section 27 does not apply to any registered separate account funding variable insurance contracts, nor to the sponsoring insurance company and principal underwriter of such account, except as provided for in Section 27(i)(2)(A) of the 1940 Act. Section 27(i)(2)(A), in pertinent part, makes it unlawful for any registered separate account funding variable insurance contracts, or for the sponsoring insurance company of such account, to sell any such contract unless such contract is a redeemable security.

4.   Section 2(a)(32) of the 1940 Act defines "redeemable security" as any security under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof.

5.   The Applicants submit that the bonus recapture provisions in the Policies do not deprive the owner of his or her proportionate share of the issuer's current net assets. An owner's right to the bonus credit will vest in full one year after a Company applies the bonus credit. Until that time, a Company retains the right and interest in the dollar amount of any unvested bonus credit amount. Thus, when a Company recaptures a bonus credit, it is only retrieving its own assets, and because an owner's interest in the bonus credit is not vested, such owner would not be deprived of a proportionate share of the Account's assets (the issuer's current net assets) in violation of Section 2(a)(32). However, to avoid uncertainty as to full compliance with the 1940 Act, the Applicants request an exemption from the provisions of Sections (2)(a)(32) and 27(i)(2)(A) to the extent deemed necessary to permit them to recapture the bonus credit under the Policies and Future Policies.

6.   Section 22(c) of the 1940 Act states that the Commission may make rules and regulations applicable to registered investment companies and to principal underwriters of, and dealers in, the

redeemable securities of any registered investment company to accomplish the same ends as contemplated by Section 22(a). Rule 22c-1, promulgated under Section 22(c) of the 1940 Act, in pertinent part, prohibits a registered investment company issuing a redeemable security (and a person designated in such issuer's prospectus as authorized to consummate transactions in such security, and a principal underwriter of, or dealer in, any such security) from selling, redeeming, or repurchasing any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

7.   The Applicants note that a Company's addition of the bonus credit might arguably be viewed as resulting in an owner purchasing a redeemable security for a price below the current net asset value. Further, a Company's recapture of the bonus credit might arguably be viewed as resulting in the redemption of a redeemable security for a price other than one based on the current net asset value of an Account. The Applicants submit, however, that the bonus credit does not violate Section 22(c) and Rule 22c-1.

8.   An owner's interest in his or her policy value or in an Account would always be offered at a price next determined on the basis of net asset value. The granting of a bonus credit does not reflect a reduction of that price. Instead, the Companies will purchase with their own general account assets an interest in an Account equal to the bonus credit. Applicants submit that because the bonus credit will be paid out of Company assets, not Account assets, no dilution will occur as a result of the credit.

9.   The Applicants contend that the recapture of the bonus credit does not involve either of the evils that the Commission intended to eliminate or reduce with Rule 22c-1; namely, (1) the dilution of the interests of other security holders and (2) speculative trading practices that are unfair to such holders. The Applicants note that these evils were the result of backward pricing, the practice of basing the price of a mutual fund share on the net asset value per share determined, as of the close of

the market on the previous day. Backward pricing allowed investors to take advantage of increases or decreases in net asset value that were not yet reflected in the price, thereby diluting the values of outstanding mutual fund shares.

10.   The Applicants submit that the proposed recapture of the bonus credit does not pose such threat of dilution. The bonus credit recapture will not alter an owner's net asset value. Each Company will determine an owner's net cash surrender value under a Policy in accordance with Rule 22c-1 on a basis next computed after receipt of an owner's request for surrender (likewise, the calculation of death benefits and annuity payment amounts will be in full compliance with the forward pricing requirement of Rule 22c-1). The amount recaptured will equal the amount of the bonus credit that a Company paid out of its general account assets. Although an owner will retain any investment gain attributable to the bonus credit, a Company will determine the amount of such gain on the basis of the current net asset value of the Subaccount. Thus, no dilution will occur upon the recapture of the bonus credit.

11.   The Applicants further submit that the other harm that Rule 22c-1 was designed to address, speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of a Company's recapture of the bonus credit.

12.   For the reasons set forth above, Applicants submit that Rule 22c-1 and Section 22(c) should have no application to the bonus credit as neither of the harms that Rule 22c-1 was designed to address are found in the recapture of the bonus credit. However, to avoid uncertainty as to full compliance with the Act, the Applicants request an exemption from the provisions of Section 22(c) and Rule 22c-1 to the extent deemed necessary to permit them to recapture the bonus credit under the Policies and Future Policies.

13.   The Applicants contend that a Company's recapture of the bonus credit is designed to prevent anti-selection against that Company. The risk of anti-selection would be that an owner could make significant premium payments into the Policy solely in order to receive a quick profit from the credit.

By recapturing a bonus credit, a Company protects itself against the risk that an owner will make such large premium payments, receive a bonus credit, and then withdraw his or her money from the Policy under one of the circumstances described herein. Furthermore, a Company's recapture of the bonus credit is designed to protect the Company against the risk that owners will not hold the Policy for a sufficient period of time for the Company to recover its costs related to providing the bonus credit.

14.   The Applicants also contend that it would be inherently unfair to allow an owner exercising the free-look privilege in a Policy to retain the bonus credit when returning the Policy for a refund after a period of only a few days (usually 10 or less). If a Company could not recapture the bonus credit, individuals might purchase a Policy with no intention of retaining it, and simply return it for a quick profit. By recapturing the bonus credit, a Company will prevent such individuals from doing so.

15.   Applicants seek relief requested herein not only for themselves with respect to the Policies, but also with respect to Future Accounts or Future Policies. In addition, Applicants seek relief herein with respect to Future Underwriters (i.e., a class consisting of FINRA member broker-dealers which may in the future act as principal underwriter of the Policies and Future Policies). Applicants represent that the terms of the relief requested with respect to any Future Underwriters are consistent with the standards set forth in section 6(c) of the 1940 Act and Commission precedent.

16.   Applicants represent that the terms of the relief requested with respect to any Policies or Future Policies issued by the Companies and funded by the Accounts or Future Accounts are consistent with the standards set forth in Section 6(c) of the 1940 Act and Commission precedent. Applicants state that, without the requested class relief, exemptive relief for any Future Account, Future Policy or Future Underwriter would have to be requested and obtained separately. Applicants assert that these additional requests for exemptive relief would present no issues under the 1940 Act not already addressed herein. Applicants state that if the Applicants were to repeatedly seek

exemptive relief with respect to the same issues addressed herein, investors would not receive additional protection or benefit, and investors and the Applicants could be disadvantaged by increased costs from preparing such additional requests for relief. Applicants argue that the requested class relief is appropriate in the public interest because the relief will promote competitiveness in the variable annuity market by eliminating the need for the Companies or their affiliates to file redundant exemptive applications, thereby reducing administrative expenses and maximizing efficient use of resources. Applicants submit that elimination of the delay and the expense of repeatedly seeking exemptive relief would enhance each Applicant's ability to effectively take advantage of business opportunities as such opportunities arise.

17.   All entities that currently intend to rely on the requested order are named as Applicants. Any entity that relies upon the requested order in the future will comply with the terms and conditions contained in this Application.

Conclusion:

For the reasons summarized above, Applicants represent that: the requested exemptions are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and their request for class exemptions is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.


Kevin M. O'Neill
Deputy Secretary
